EXHIBIT 11.1

DUKE REALTY CORPORATION

EARNINGS TO FIXED CHARGES CALCULATION

(in thousands)

DECEMBER 31, 2001

Consolidated net income available for common shares	$229,967
Dividends on preferred shares	52,442
Gain on land and depreciated property sales	(45,708)
Minority interest in earnings of common unitholders	32,463
Interest expense	113,830
earnings before fixed charges	$382,994

Interest expense	$113,830
Dividends on preferred shares	52,442
Interest costs capitalized	25,859
total fixed charges	$192,131

Fixed charge ratio	1.99